                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934

                        BindView Development Corporation
                        --------------------------------
                                (Name of Issuer)

                           Common Stock, no par value
                           ---------------------------
                         (Title of Class of Securities)

                                    090327107
                         ------------------------------
                      (CUSIP Number of Class of Securities)

                 Robert L. Chapman, Jr., Chapman Capital L.L.C.
                Continental Grand Plaza, 300 N. Continental Blvd.
                          El Segundo, California 90245
                                 (310) 563-6900
  --------------------------------------------------------------------------
 (Name, Address and Telephone Number of Person Authorized to Receive Notices
                              and Communications)

                                   Copies to:
                 Jack H. Nusbaum, Esq., Willkie Farr & Gallagher
                               787 Seventh Avenue
                               New York, NY 10019
                                 (212) 728-8000

                                 March 13, 2001
             -------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

CUSIP Number: 090327107                                             Page 2 of 15


1.       NAME OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Chap-Cap Partners, L.P.

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE
         INSTRUCTIONS)
         (a)[x]
         (b)[ ]

3.       SEC USE ONLY

4.       SOURCE OF FUNDS (SEE INSTRUCTIONS)
                  WC

5.       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(d) or 2(e)          [  ]

6.       CITIZENSHIP OR PLACE OF ORGANIZATION
                  Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.       SOLE VOTING POWER
                  0

8        SHARED VOTING POWER
                  1,185,000

9.       SOLE DISPOSITIVE POWER
                  0

10.      SHARED DISPOSITIVE POWER
                  1,185,000

11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                  1,185,000

12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
         EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)           [ ]

13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                  2.3%

14.      TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
                  PN

                                  SCHEDULE 13D

CUSIP Number: 090327107                                             Page 3 of 15

1.       NAME OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Chapman Capital L.L.C.

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE
         INSTRUCTIONS)
         (a)[x]
         (b)[ ]

3.       SEC USE ONLY

4.       SOURCE OF FUNDS (SEE INSTRUCTIONS)
                  N/A

5.       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(d) or 2(e)       [ ]

6.       CITIZENSHIP OR PLACE OF ORGANIZATION
                  Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.       SOLE VOTING POWER
                  0

8        SHARED VOTING POWER
                  1,185,000

9.       SOLE DISPOSITIVE POWER
                  0

10.      SHARED DISPOSITIVE POWER
                  1,185,000

11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                  1,185,000

12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
         EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)           [ ]

13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                  2.3%

14.      TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
                  OO

                                  SCHEDULE 13D

CUSIP Number: 090327107                                             Page 4 of 15

1.       NAME OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Robert L. Chapman, Jr.

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE
         INSTRUCTIONS)
         (a)[x]
         (b)[ ]

3.       SEC USE ONLY

4.       SOURCE OF FUNDS
                  N/A

5.       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(d) or 2(e)          [  ]

6.       CITIZENSHIP OR PLACE OF ORGANIZATION
                  United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.       SOLE VOTING POWER
                  0

8        SHARED VOTING POWER
                  1,185,000

9.       SOLE DISPOSITIVE POWER
                  0

10.      SHARED DISPOSITIVE POWER
                  1,185,000

11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                  1,185,000

12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
         EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)           [ ]

13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                  2.3%

14.      TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
                  IN

                                  SCHEDULE 13D

CUSIP Number:  090327107                                         Page 5 of 15

1.       NAME OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Third Point Management Company L.L.C. I.D. #13-3922602

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE
         INSTRUCTIONS)
         (a)[x]
         (b)[ ]

3.       SEC USE ONLY

4.       SOURCE OF FUNDS (SEE INSTRUCTIONS)
                  N/A

5.       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(d) or 2(e)          [ ]

6.       CITIZENSHIP OR PLACE OF ORGANIZATION
                  Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.       SOLE VOTING POWER
                  0

8        SHARED VOTING POWER
                  2,384,000

9.       SOLE DISPOSITIVE POWER
                  0

10.      SHARED DISPOSITIVE POWER
                  2,384,000

11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                  2,384,000

12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
         EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)           [ ]

13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                  4.6%

14.      TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
                  OO

                                  SCHEDULE 13D

CUSIP Number: 090327107                                             Page 6 of 15

1.       NAME OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Daniel S. Loeb

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE
         INSTRUCTIONS)
         (a)[x]
         (b)[ ]

3.       SEC USE ONLY

4.       SOURCE OF FUNDS (SEE INSTRUCTIONS)
                  N/A

5.       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(d) or 2(e)          [ ]

6.       CITIZENSHIP OR PLACE OF ORGANIZATION
                  United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.       SOLE VOTING POWER
                  0

8        SHARED VOTING POWER
                  2,384,000

9.       SOLE DISPOSITIVE POWER
                  0

10.      SHARED DISPOSITIVE POWER
                  2,384,000

11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                  2,384,000

12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
         EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)           [ ]

13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                  4.6%

14.      TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
                  IN

         This Schedule 13D is being filed on behalf of Chap-Cap Partners, L.P., a Delaware limited partnership ("Chap-Cap"), Chapman Capital L.L.C., a Delaware limited liability company ("Chapman Capital"), Robert L. Chapman, Jr., an individual ("Mr. Chapman" and, together with Chap-Cap and Chapman Capital, the "Chapman Reporting Persons"), Third Point Management Company L.L.C., a Delaware limited liability company ("Third Point") and Daniel S. Loeb, an individual ("Mr. Loeb" and, together with Third Point, the "Third Point Reporting Persons"). The Chapman Reporting Persons and the Third Point Reporting Persons are together referred to herein as the "Chapman-Third Point Group." This
Schedule 13D relates to the common stock, no par value per share, of BindView Development Corporation, a Texas corporation (the "Company"). Unless the context otherwise requires, references herein to the "Common Stock" are to such common stock of the Company. Chapman Capital is the investment manager and adviser to, and general partner of, Chap-Cap. Chap-Cap directly owns the Common Stock beneficially owned by the Chapman Reporting Persons and to which this Schedule 13D relates, and the Chapman Reporting Persons may be deemed to have beneficial ownership over such Common Stock by virtue of the authority granted to them by Chap-Cap to vote and to dispose of the securities held by Chap-Cap, including the Common Stock. Third Point is the investment manager or adviser to a variety of hedge funds and managed accounts (such funds and accounts, collectively, the "Third Point Funds"). The Third Point Funds directly own the Common Stock beneficially owned by the Third Point Reporting Persons and to which this
Schedule 13D relates, and the Third Point Reporting Persons may be deemed to have beneficial ownership over such Common Stock by virtue of the authority granted to them by the Third Point Funds to vote and to dispose of the securities held by the Third Point Funds, including the Common Stock.

ITEM 1.  Security and Issuer

         This statement on Schedule 13D relates to the Common Stock of the Company. The address of the principal executive officers of the Company is 5151 San Felipe, 25th Floor, Houston, Texas 77056.

ITEM 2.  Identity and Background

         (a) This statement is filed by the Chapman-Third Point Group. Chap-Cap is organized as a limited partnership under the laws of the State of Delaware. Chapman Capital is organized as a limited liability company under the laws of the State of Delaware. Mr. Chapman's present principal occupation is serving as Managing Member of Chapman Capital. Chapman Capital and Mr. Chapman each expressly disclaims equitable ownership of and pecuniary interest in any Common Stock. Daniel S. Loeb is the managing member of Third Point and controls Third Point's business activities. Third Point is organized as a limited liability company under the laws of the State of Delaware. Third Point and Mr. Loeb each expressly disclaims equitable ownership of and pecuniary interest in any Common Stock.

         (b) The address of the principal business and principal office of Chap-Cap, Chapman Capital and Mr. Chapman is Continental Grand Plaza, 300 N. Continental Blvd., El Segundo, California 90245. The address of the principal business and principal office of Third Point and Mr. Loeb is 277 Park Avenue, 27th Floor, New York, New York 10172.

         (c) The principal business of Chap-Cap is investing in marketable securities. The principal business of Chapman Capital is serving as the General Partner of Chap-Cap. The principal business of Mr. Chapman is to act as the managing member of Chapman Capital. The principal business of Third Point is to serve as investment manager or adviser to the Third Point Funds, and to control the investing and trading in securities of the Third Point Funds. The principal business of Mr. Loeb is to act as the managing member of Third Point.

         (d) None of the Chapman Reporting Persons, nor, to the best of their knowledge, any of their directors, executive officers, general partners or members has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). None of the Third Point Reporting Persons, nor, to the best of their knowledge, any of their directors, executive officers, general partners or members has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

         (e) None of the Chapman Reporting Persons, nor, to the best of their knowledge, any of their directors, executive officers, general partners or members has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. None of the Third Point Reporting Persons, nor, to the best of their knowledge, any of their directors, executive officers, general partners or members has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         (f) Mr. Chapman is a United States citizen. Mr. Loeb is a United States citizen.

ITEM 3.  Source and Amount of Funds or Other Consideration.

         Chap-Cap expended an aggregate of approximately $3,443,771.00 of its own investment capital to purchase the 1,185,000 shares of Common Stock held by it (the "Chapman Shares"). The Third Point Funds expended an aggregate of approximately $7,550,021.00 of their own investment capital to purchase the 2,384,000 shares of Common Stock held by them (the "Third Point Shares" and, together with the Chapman Shares, the "Shares"). The Third Point Funds effect purchases of securities primarily through margin accounts maintained for them with Bear, Stearns Securities Corp. which may extend margin credit to the Third Point Funds as and when required to open or carry positions in the margin accounts, subject to applicable Federal margin regulations, stock exchange rules and the firm's credit policies. In such instances, the positions held in the margin accounts are pledged as collateral security for the repayment of debit balances in the accounts.

ITEM 4.  Purpose of Transaction

         The purpose of the acquisition of the securities of the Company beneficially owned by the Chapman-Third Point Group was to acquire such securities in the ordinary course of their trade or business of purchasing, selling, trading and investing in securities.

         Mr. Chapman has spoken with management of the Company regarding his desire to influence the management of the Company with respect to business strategies, joint ventures, recapitalizations, a full sale of the company, sales of assets, mergers, negotiated or open-market stock repurchases or other extraordinary corporate transactions (collectively, "Potential Transactions"). On March 8, 2001, Mr. Chapman initiated discussions with the Issuer's Chairman Eric J. Pulaski regarding Mr. Chapman's view that the Issuer's shareholders would be better served by the Issuer's being merged into another enterprise through a premium change-of-control transaction. On March 9, 2001, Mr. Chapman initiated discussions with the Issuer's Chief Executive Officer Richard P. Gardner regarding Mr. Chapman's views of the financial controls, or relative lack thereof, of the Issuer. A letter from Mr. Chapman to Messrs. Pulaski and Gardner, dated March 22, 2001, is attached hereto as Exhibit B.

         Mr. Loeb has also engaged in discussions with representatives of the Company, and with Mr. Chapman, with respect to Potential Transactions. Mr. Chapman and Mr. Loeb may coordinate their actions, including by voting of the Shares and by communications with other shareholders of the Company, which may have the effect of influencing, arranging or causing Potential Transactions.
A letter from Mr. Loeb to Mr. Gardner, dated March 22, 2001, is attached hereto as Exhibit C.

         The members of the Chapman-Third Point Group may in the future consider a variety of different alternatives to achieving their goal of maximizing shareholder value, including negotiated transactions, tender offers, proxy contests, consent solicitations, or other actions. However, it should not be assumed that such members will take any of the foregoing actions. The members of the Chapman-Third Point Group reserve the right to participate, alone or with others, in plans, proposals or transactions of a similar or different nature with respect to the Company.

         The members of the Chapman-Third Point Group intend to review their investment in the Company on a continuing basis and, depending on various factors, including the Company's business, affairs and financial position, other developments concerning the Company, the price level of the Common Stock, conditions in the securities markets and general economic and industry conditions, as well as other investment opportunities available to them, may in the future take such actions with respect to their investment in the Company as they deem appropriate in light of the circumstances existing from time to time. Such actions may include, without limitation, the purchase of additional shares of Common Stock in the open market and in block trades, in privately negotiated transactions or otherwise, the sale at any time of all or a portion of the Common Stock now owned or hereafter acquired by them to one or more purchasers, or the distribution in kind at any time of all or a portion of the Common Stock now owned or hereafter acquired by them.

         The members of the Chapman-Third Point Group are engaged in the investment business. In pursuing this business, the members analyze the operations, capital structure and markets of companies, including the Company, on a continuous basis through analysis of documentation and discussions with knowledgeable industry and market observers and with representatives of such companies (often at the invitation of management). From time to time, one or more of such members may hold discussions with third parties or with management of such companies in which the Reporting Person may suggest or take a position with respect to potential changes in the operations, management or capital structure of such companies as a means of enhancing shareholder value. Such suggestions or positions may relate to one or more of the transactions specified in clauses (a) through (j) of Item 4 of Schedule 13D of the Exchange Act, including, without limitation, such matters as disposing of or selling all or a portion of the Company or acquiring another Company or business, changing operating or marketing strategies, adopting or not adopting certain types of anti-takeover measures and restructuring the company's capitalization or dividend policy.

         Except as set forth above and in Exhibits B and C, the members of the Chapman-Third Point Group do not have any present plans or proposals that relate to or would result in any of the actions required to be described in Item 4 of
Schedule 13D. Each of such members may, at any time, review or reconsider its position with respect to the Company and formulate plans or proposals with respect to any of such matters, but has no present intention of doing so.

ITEM 5.  Interest in Securities of the Issuer

          (a) As of the date of this Schedule 13D, Chap-Cap beneficially owns 1,185,000 shares of Common Stock. Chap-Cap shares voting and dispositive power over such holdings with Mr. Chapman and with Chapman Capital. As of December 31, 2000, the Chapman Shares represented 2.3% of the total 52,297,591 shares of Common Stock outstanding as reported in the Company's Form 10K for the year ended December 31, 2000 (the "Outstanding Shares").

         As of the date of this Schedule 13D, Third Point beneficially owns 2,384,000 shares of Common Stock. Third Point shares voting and dispositive power over such holdings with Mr. Loeb and with the Third Point Funds. As of December 31, 2000, the Third Point Shares represented 4.6% of the Outstanding Shares. None of the individual Third Point Funds owns a number of shares of Common Stock equal to or greater than 5% of the Outstanding Shares.

        (b) Chapman Capital and Mr. Chapman share voting and dispositive power over the 1,185,000 shares of Common Stock held directly by Chap-Cap.

         Third Point and Mr. Loeb share voting and dispositive power over the 2,384,000 shares of Common Stock held directly by the Third Point Funds.

         (c) Schedule A hereto sets forth certain information with respect to transactions by the Chap-Cap, at the direction of Chapman Capital, in the Common Stock during the past sixty (60) days.

         The transactions set forth on Schedule A were effected by the Chapman Reporting Persons on the NASDAQ National Market.

         Schedule B hereto sets forth certain information with respect to transactions by the Third Point Funds, at the direction of Third Point, in the Common Stock during the past sixty (60) days.

         The transactions set forth on Schedule B were effected by the Third Point Reporting Persons on the NASDAQ National Market.

         Except as set forth above, during the last sixty days there were no transactions in the Common Stock effected by the Chapman Reporting Persons, nor, to the best of their knowledge, any of their directors, executive officers, general partners or members. Except as set forth above, during the last sixty days there were no transactions in the Common Stock effected by the Third Point Reporting Persons, nor, to the best of their knowledge, any of their directors, executive officers, general partners or members.

         (d) Except as set forth in this Item 5, no person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares.

         (e)      Not applicable.

ITEM 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

         Pursuant to Rule 13d-1(k) promulgated under the Exchange Act, the members of the Chapman-Third Point Group have entered into an agreement with respect to the joint filing of this statement, and any amendment or amendments hereto.

         Mr. Chapman and Mr. Loeb have an informal oral arrangement to coordinate their actions (and to direct the actions of the Chapman Reporting Persons and the Third Point Reporting Persons, respectively) with respect to the voting of the Chapman Shares and the Third Point Shares, and with respect to other actions, which may influence the management, structure or capitalization of the Company, as set forth in Item 4 herein. This arrangement can be terminated at any time by either party and neither party is bound to obtain the concurrence of the other with respect to any actions taken which respect to any of the Shares such party beneficially owns.

         By virtue of the informal oral arrangement set forth above, the Chapman Reporting Persons and the Third Point Reporting Persons may be deemed to be a "group" under the Federal securities laws. By virtue of the relationships among Chapman Capital, Mr. Chapman and Chap-Cap, as described in Item 2, these persons may be deemed to be a "group" under the Federal securities laws. By virtue of the relationships among Third Point, Mr. Loeb and the Third Point Funds, as described in Item 2, these persons may be deemed to be a "group" under the Federal securities laws.

         Except as otherwise set forth in this Schedule 13D, each member of the Chapman-Third Point Group expressly disclaims beneficial ownership of any of the shares of Common Stock beneficially owned by any other member, or the Third Point Funds, and the filing of this Statement shall not be construed as an admission, for the purposes of Sections 13(d) and 13(g) or under any provision of the Exchange Act or the rules promulgated thereunder or for any other purpose, that any such member is a beneficial owner of any such shares.

         Except as set forth herein, there are no contracts, arrangements, understandings or relationships among the persons named in Item 2 or between such persons and any other person with respect to any securities of the Company.

ITEM 7.  Material to be Filed as Exhibits

         A. Joint Filing Agreement, dated as of March 23, 2001, by and among the members of the Chapman-Third Point Group.

         B. Letter from Robert L. Chapman, Jr., as Managing Member of Chapman Capital L.L.C., to Mr. Eric J. Pulaski, Chairman of the Company, and Mr. Richard
P. Gardner, Chief Executive Officer and President of the Company, dated March 22, 2001.

         C. Letter from Daniel S. Loeb, as Managing Member of Third Point Management Company L.L.C., to Mr. Richard P. Gardner, Chief Executive Officer and President of the Company, dated March 22, 2001.

                                   Schedule A
                                 --------------
                           (Transactions by Chap-Cap)

                                 Amount of      Approximate Price per Shares
Date             Security        Shares Bought  (inclusive of commissions)
----             --------        -------------  ------------------------
03/07/01         Common Stock     25,000          $2.94
03/07/01         Common Stock     10,000          $3.03
03/08/01         Common Stock    390,000          $3.18
03/08/01         Common Stock    100,000          $3.03
03/08/01         Common Stock     30,000          $3.00
03/12/01         Common Stock    104,000          $3.18
03/13/01         Common Stock     46,000          $3.03
03/13/01         Common Stock    100,000          $3.03
03/14/01         Common Stock     50,000          $2.88
03/16/01         Common Stock    200,000          $2.56
03/19/01         Common Stock     60,000          $2.25
03/20/01         Common Stock     50,000          $2.25
03/20/01         Common Stock     40,000          $2.25


                                Amount of      Approximate Price per Shares
Date            Security        Shares Sold    (inclusive of commissions)
----            --------        -----------    --------------------------
03/09/01        Common Stock      20,000         $3.66

                                   Schedule B
                                 -------------
                       (Transactions by Third Point Funds)

                                      Amount of     Approximate Price per Shares
Date                Security          Shares Bought (inclusive of commissions)
----                --------          ------------- --------------------------
03/08/01            Common Stock       25,000       $3.125
03/08/01            Common Stock       75,000       $3.125
03/08/01            Common Stock      500,000       $3.2469
03/08/01            Common Stock       31,500       $3.25
03/08/01            Common Stock      450,000       $3.2674
03/09/01            Common Stock      250,000       $3.40625
03/09/01            Common Stock       50,000       $3.73440
03/09/01            Common Stock      140,000       $3.71380
03/09/01            Common Stock       12,500       $3.438
03/09/01            Common Stock       19,300       $3.80
03/12/01            Common Stock      100,000       $3.375
03/13/01            Common Stock      219,000       $3.0598
03/14/01            Common Stock      272,400       $3.00
03/16/01            Common Stock      165,800       $2.5771
03/20/01            Common Stock       25,000       $2.25
03/21/01            Common Stock      145,000       $2.5216
03/21/01            Common Stock        8,000       $2.50
03/21/01            Common Stock        2,000       $2.25
03/22/01            Common Stock        4,000       $2.3125


                                      Amount of    Approximate Price per Shares
Date               Security           Shares Sold  (inclusive of commissions)
----               --------           -----------  --------------------------
03/09/01           Common Stock       10,000       $3.625
03/13/01           Common Stock      100,000       $3.03125
03/13/01           Common Stock          500       $3.00

                                   SIGNATURES

         After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: March 23, 2001                 CHAP-CAP PARTNERS, L.P.

                                      By: Chapman Capital L.L.C.,
                                          as General Partner

                                      By: /s/ Robert L. Chapman, Jr.
                                          ------------------------------
                                          Name:  Robert L. Chapman, Jr.
                                          Title: Managing Member


Dated: March 23, 2001                 CHAPMAN CAPITAL L.L.C.

                                      By: /s/ Robert L. Chapman, Jr.
                                          ------------------------------
                                          Name:  Robert L. Chapman, Jr.
                                          Title: Managing Member


Dated: March 23, 2001                 /s/ Robert L. Chapman, Jr.
                                      ------------------------------
                                      Robert L. Chapman, Jr.


Dated: March 23, 2001                 THIRD POINT MANAGEMENT COMPANY, L.L.C.

                                      By: /s/ Daniel S. Loeb
                                          ------------------------------
                                          Name:  Daniel S. Loeb
                                          Title: Managing Member


Dated: March 23, 2001                 /s/ Daniel S. Loeb
                                      ------------------------------
                                      Daniel S. Loeb